SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 11, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL - R$ 6,203,688,565.23

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 28, 2011

DATE, TIME AND PLACE: On April 28, 2011, at 3:00 p.m., at the company’s headquarters, at Rua Costa Carvalho, nº 300, in this capital city.

CALL NOTICE: The Call Notice was published in the March 30 and 31, 2011 and April 1, 2011 editions of the newspapers “Diário Oficial do Estado de São Paulo”, and “Folha de São Paulo.”

ATTENDANCE: Shareholders representing more than two thirds of capital stock, as per signatures in the Shareholders’ Attendance Book.

Also attending, Messrs. Jerônimo Antunes, acting Chairman of the Board of Directors, Renato Kenji Higa, representative of the shareholder São Paulo State Finance Department, Valdir Renato Coscodai, and Daniel Rodrigues de Oliveira, representatives of PricewaterhouseCoopers  Auditores Independentes, Mario Azevedo de Arruda Sampaio, Superintendent of Funding and Investor Relations, Mrs. Sandra Maria Giannella, Fiscal Council member, Mrs. Nara Maria Marcondes França, Accounting Superintendent, Mrs. Angela Beatriz Airoldi, Manager of the Investor Relations Department, Mrs. Priscila Costa da Silva, Management Analyst of the Investor Relations Department and Mrs. Beatriz Helena de Almeida and Mrs. Silva Lorenzi, Lawyer.

PRESIDING: Chairman: Jerônimo Antunes. Secretaries: Marli Soares da Costa and Marialve de Sousa Martins.

AGENDA: ANNUAL GENERAL MEETING I.  Analyze the Management’s Accounts and Financial Statements supported by the Fiscal Council’s and External Auditor’s Reports related to the fiscal year 2010, in conformity with the Management’s Report, Balance Sheets and the corresponding Notes to the Financial Statements; II.  Resolve on the allocation of net income for the fiscal year 2010; III.  Change the newspaper used for the publication of Sabesp's financial statements and corporate acts from Folha de São Paulo to Valor Econômico; IV. Elect the members of the Board of Directors and the sitting and deputy members of the Fiscal Council and establish their compensation. EXTRAORDINARY GENERAL MEETING I. Change the Company's Bylaws, with amendment to article 15, new wording of items VII and VIII; new wording of item I of paragraph 2; include items: VIII and IX of paragraph 3; new wording of Item IV of paragraph 5; Add Chapter XIII – Regulatory Affairs Committee and article 38, paragraphs: 1, 2, 3 and 4; Add article 39; Renumber Chapter XIV article 40, Chapter XV, articles 41, 42, 43, 44, 45, Chapter XVI, article 46, Chapter XVII, articles 47, 48 and Add articles 49 and 50.

CLARIFICATIONS: 1) The matters were duly appreciated by the State Council for Protection of Capital (CODEC), by means of Opinion 104/2011, of April 28, 2011, referring to the State Finance Department Procedure 12091-363957/2011, which instructed the vote of the representative of the shareholder São Paulo State Finance Department.

RESOLUTIONS: The Chairman discussed item “I” on the Agenda, “Analyze the Management’s Accounts and Financial Statements supported by the Fiscal Council’s and External Auditor’s Reports related to the fiscal year 2010, in conformity with the Management’s Report, Balance Sheets and the corresponding Notes to the Financial Statements.” The representative of the shareholder São Paulo State Finance Department, and attorney-in-fact Renato Kenji Higa, based on the Codec Opinion and considering that the matter was approved by the Company’s Board of Directors and the Fiscal Council, proposed to approve the Management Accounts and the Financial Statements for 2010 supported by the Fiscal Council’s and External Auditors' Reports, in conformity with the Management’s Report, Balance Sheets and corresponding Notes to the Financial Statements. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department, after registering absences and contrary votes, was approved by the majority of votes. Then, the Chairman discussed item “II” on the Agenda, “Resolve on the allocation of Net Income for the year 2010.” Retaking the floor, the representative of the shareholder São Paulo State Finance Department, and attorney-in-fact Renato Kenji Higa, based on the Codec Opinion and considering that the matter was approved by the Company’s Board of Directors and Fiscal Council, and pursuant to article 192 of Law 6.404/76 and its amendments, proposed to allocate the net income for the year 2010: Net income for the year R$1,630,446,626.68; (+) Balance of Retained Earnings of R$56,047,535.34; (-) 5% Legal Reserve of R$81,522,331.33; (-) Minimum Mandatory Dividends of R$387,231,073.84; (-) Additional Proposed Dividends R$68,761,143.43; (-) Investment Reserves of R$1,148,979,613.42. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department, after registering absences and contrary votes, was approved by the majority of votes. Then, the Chairman discussed item “III” on the Agenda, “Change the newspaper used for the publication of Sabesp's financial statements and corporate acts from Folha de São Paulo to Valor Econômico.” The representative of the shareholder São Paulo State Finance Department, and attorney-in-fact Renato Kenji Higa, based on the Codec Opinion proposed to change the newspaper used for the publication of Sabesp’s financial statements and corporate acts from Folha de São Paulo to Valor Econômico. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department, after registering absences and contrary votes, was approved by the majority of votes. Moving on, the Chairman discussed “item IV” of the Agenda, “Elect the members of the Board of Directors and the sitting and deputy members of the Fiscal Council and establish their compensation.” The representative of the shareholder São Paulo State Finance Department, and attorney-in-fact Renato Kenji Higa, based on the Codec Opinion 104/2011 and pursuant to authorization from the Chief of Staff Office, in accordance with notice 158/11-CC, appointed the following members to comprise the Board of Directors to complete de Board's term of office to end on April 29, 2012: EDSON DE OLIVEIRA GIRIBONI, SIDNEY ESTANISLAU BERALDO, WALTER TESCH, ALBERTO GOLDMAN and ANDREA SANDRO CALABI, ratifying that REINALDO GUERREIRO, JERÔNIMO ANTUNES, HERALDO GILBERTO DE OLIVEIRA and DILMA SELI PENA should remain in office. The minority shareholders also ratified that their representative, Mr. Alexandre Bialer, should remain in office, pursuant to article 239 of Law

6.404/76 and its amendments. Following discussion on the proposal, it was put to a vote and  was approved by the majority of votes. The Chairman also submitted to the resolution of the Meeting, pursuant to article 8, paragraph 2 of the Bylaws, the election of the Chairman of the Board of Directors, and the appointment of Mr. EDSON DE OLIVEIRA GIRIBONI for the position of Chairman  of the Board was approved by the majority of votes. In view of the abovementioned resolutions, the Board of Directors shall be composed as follows: Chairman:  Edson de Oliveira Giriboni, Brazilian, married, civil engineer, domiciled at Rua Bela Cintra nº 847, 14º andar, Cerqueira Cesar, in this Capital city, identification document (RG) no. 5.551.251, and inscribed in the roll of individual taxpayers (CPF) under no. 983.613.258-91; Board Members: Mr. Sidney Estanislau Beraldo, Brazilian, married, business administrator, domiciled at Av. Morumbi nº 4.500, Morumbi, in this capital city, identification document (RG) no. 4.830.856 and inscribed in the roll of individual taxpayers (CPF) under no. 400.743.408-59; Ms. Dilma Seli Pena, Brazilian, divorced, geographer and masters in public administration, domiciled at Rua Costa Carvalho nº 300, Pinheiros, in this Capital city, identification document (RG) no. 216.219 SSP/DF and inscribed in the roll of individual taxpayers (CPF) under no. 076.215.821-20; Mr. Walter Tesch, Brazilian, married, sociologist, domiciled at Rua Bela Cintra nº 847, 14º andar, Cerqueira Cesar, in this Capital city, identification document (RG) no. 098.629 SSP/DF, and inscribed in the roll of individual taxpayers (CPF) under no. 334.124.720-34; Mr. Alberto Goldman, Brazilian, with steady union, civil engineer, resident and domiciled in this Capital city at Rua São Vicente de Paula nº 502, aptº 14ª, identification document (RG) no. 2.049.085-9 SSP/SP and inscribed in the roll of individual taxpayers (CPF) no. 011.110.948-53; Andrea Sandro Calabi, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, in this Capital city, identification document (RG) no. 2.763.894 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 002.107.148-91; Mr. Reinaldo Guerreiro, Brazilian, married, accountant, domiciled at Av. Prof. Luciano Gualberto nº 908, Cidade Universitária, in this Capital city, identification document (RG) no. 6.156.523-4 SSP/SP  and inscribed in the roll of individual taxpayers (CPF) no. 503.946.658-72; Mr. Jerônimo Antunes, Brazilian, married, accountant and business administrator, domiciled at Rua Borges Lagoa nº 1080 - conjunto

1108, Ibirapuera, in this Capital city, identification document (RG) no. 7.988.834-3 and inscribed in the roll of individual taxpayers (CPF) under no. 901.269.398-53; Mr. Heraldo Gilberto de Oliveira, Brazilian, married, business administrator and masters in accounting, domiciled at Rua Maestro Cardim nº 1170, in this    Capital City, identification document (RG) no. 37.402.930-1 SSP/SP, inscribed in the roll of individual taxpayers (CPF) under no. 454.094.479-72 and Mr. Alexander Bialer, Brazilian, single, mechanical engineer, domiciled at Rua Monte Alegre nº 649, Perdizes, in this Capital City, identification document (RG) no. 3.563.319 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 029.379.568-15. The Board Members shall perform their duties as set forth in the Company’s Bylaws and their compensation will be established pursuant Codec Opinion no. 001/2007, corresponding to thirty percent (30%) of the Executive Officers’’ compensation, and shall be paid pursuant to the conditions set forth in Codec Opinion 116/2004. They are also entitled to eventual bonus, pursuant to Codec Opinion 150/2005 and pro rata temporis bonus, set forth in Codec Opinion 057/2003 and article 4 of Codec Resolution 01/91. The Meeting proposes that the Board of Directors members should be paid on the same dates the Company pays bonus to Executive Officers. Amounts paid as bonus are included in the overall limit of bonus payments, set forth in Codec Opinion 057/2003, that is, ten percent (10%) of dividends or interest on shareholders’ equity paid to shareholders. Furthermore, individual bonus paid to Board members cannot exceed six (6) times their monthly compensation established by the General Meeting. The members herein elected shall take office in compliance with the requirements; impediments and procedures set forth in the Brazilian Corporation Law and other provisions, and shall also comply with Codec Resolution 01/2010. Pursuant to item 4.3, section IV of the New Market Listing Rules, Messrs. Jerônimo Antunes, Reinaldo Guerreiro and Alexander Bialer remain as Independent Members of the Board of Directors. Immediately thereafter, the Chairman of proceeded to the Election of the sitting and deputy members of the Fiscal Council, authorizing the attending shareholders to appoint both sitting and deputy members to compose the Fiscal Council. Then, the representative of the shareholder São Paulo State Finance Department, and attorney-in-fact Renato Kenji Higa, based on the aforementioned Codec

Opinion appointed the following sitting members: JOSÉ ANTONIO XAVIER, HUMBERTO MACEDO PUCCINELLI and DERALDO DE SOUZA MESQUITA JUNIOR, and the following deputy members: TOMÁS BRUGINSKI DE PAULA, JOSÉ RUBENS GOZZO PEREIRA and JOALDIR REYNALDO MACHADO. The representatives of Banco Fator, Mr. Antonio Cláudio Zeituni, and of Citibank N.A., HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco Santander Brasil S.A., Rodrigo de Mesquita Pereira, pursuant to article 240 of Law 6,404/76 and its amendments, respectively appointed for sitting and deputy members of the Fiscal Council, Messrs.: ALEXANDRE LUIZ OLIVEIRA DE TOLEDO and ANTONIO CLÁUDIO ZEITUNI. Following discussion on the proposals, they were put to a vote and were approved by the majority of votes. The Fiscal Council, with term of office of one (1) year, is composed as follows: Sitting Members: Messrs. José Antonio Xavier, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, in this Capital city, identification document (RG) no. 8.503.413 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 036.215.928-90; Humberto Macedo Puccinelli, Brazilian, divorced, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in this Capital city, identification document (RG) no. 9.211.361 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 022.759.188-76; Deraldo de Souza Mesquita Junior, Brazilian, married, economist, domiciled at Al. Santos nº 1165, Cerqueira Cesar, in this Capital city, identification document (RG) no. 10.946.854 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 079.530.638-59 and Alexandre Luiz Oliveira de Toledo, Brazilian, married, lawyer, domiciled at Rua Quinze de Novembro nº 184, Centro, in this Capital city, identification document (RG) no. 7.547.108 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 037.446.598-36. Deputy Members, respectively Messrs. Tomás Bruginski de Paula, Brazilian, single, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in this Capital city, identification document (RG) no. 1.554.630-1 SSP/PR and inscribed in the roll of individual taxpayers (CPF) under no. 092.553.068-98; José Rubens Gozzo Pereira, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in this Capital city, identification document (RG) no. 4.610.935 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 309.106.178-72; Joaldir Reynaldo Machado, Brazilian,

married, economist, domiciled at Alameda Jaú nº 389, Cerqueira Cesar, in this Capital city, identification document (RG) no. 4.116.666-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 430.403.148-15 and Antonio Cláudio Zeituni, Brazilian, married, lawyer, domiciled at Rua Quinze de Novembro nº 184, Centro, in this Capital city, identification document (RG) 17.265.911-5 and inscribed in the roll of individual taxpayers (CPF) under no. 148.207.548-18. The Fiscal Council members shall receive a monthly compensation corresponding to twenty percent (20%) of the monthly compensation received by the Company’s Executive Officers, provided that they attend at least one monthly meeting and shall also be entitled to pro-rata temporis bonus paid in December, pursuant to Codec resolution 01/91.  The Fiscal Council members herein elected shall have a term of office up to the following Annual General Meeting and, in case a sitting member cannot attend the meeting, he shall inform the Company’s Secretariat – PPS, in order to call his deputy. The Fiscal Council members herein elected shall take office in compliance with the requirements, impediments and procedures set forth in the Brazilian Corporation Law and other provisions. Regarding the Statement of Property, the applicable state rule shall be complied with, as well as the Statement of Consent, set forth in the New Market Listing Rules of BM&FBOVESPA and other legal requirements.

Following, the Chairman examined the Agenda of the EXTRAORDINARY GENERAL MEETING. Item "I” of the Agenda was brought to discussion: "Change the Bylaws, with the amendment of article 15, new wording of items VII and VIII: new wording of item I of paragraph 2; include items: VIII and IX of paragraph 3; new wording of Item IV of paragraph 5; Add Chapter XIII – Committee of Regulatory Matters and article 38, paragraphs: 1, 2, 3 and 4; Add article 39; Renumber Chapter XIV article 40, Chapter XV, articles 41, 42, 43, 44, 45, Chapter XVI, article 46, Chapter XVII, articles 47, 48 and Add articles 49 and 50”. The representative of the shareholder São Paulo State Finance Department, and attorney-in-fact Renato Kenji Higa, based on the Codec Opinion, pointed out that the first amendment refers to the creation of the statutory body called Committee of Regulatory Affairs. Therefore, it is necessary to amend

Article 15, which refers to the officers duties and include a chapter called “Committee of Regulatory Affairs”, with two new articles and accordingly their renumbering. The proposal to amend Article 15 alters Paragraph 1, VII and VIII with the inclusion of a new item; Paragraph 2, I; Paragraph 3, VIII and IX, and Paragraph 5, including the new item, altering the numbering of the following items. The same applies to the creation and inclusion of Chapter XIII – Committee of Regulatory Affairs. New inclusions shall also be made in the Company’s Bylaws, in order to comply with the provision of Article 5, of State Decree nº 56,677, of January 19, 2011, by including other two new articles. And, considering that the subject was approved by the Board of Directors, proposed to approve the amendments to the Bylaws. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department, after registering absences and contrary votes, was approved by the majority of votes to amend the Bylaws, with the following wording:

ARTICLE 15 – The Executive Board shall be composed of six (6) members, all with a two (2)-year unified term of office, reelection is allowed.

Paragraph 1 – The CEO is responsible for:

  representing the Company, as plaintiff or defendant, in or out of court, and may constitute, for such purpose, attorney with special powers, including powers to receive initial summons and notifications, pursuant to article 19 of these bylaws;
  call and preside the executive board’s meetings;
  coordinate the executive board’s activities;
  issue acts and resolutions that are related to or resulting from the executive board’s resolutions;
  coordinate the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the shareholders’ general meeting, board of directors and joint executive board;
  coordinate the activities of other executive officers;
  preside over the Regulatory Affairs Committee;
  coordinate, evaluate and control duties related to:

a)   CEO office;

b)   integrated planning, corporate management and structuring;

c)    communication;

d)   negotiation of concession contracts;

e)   auditing; and

f)    ombudsman.

Paragraph 2 – The Corporate Management Officer is responsible for:

  commercial processes and relationship with clients;
  human resources, quality and social responsibility;
  information technology;
  property;
  legal affairs; and
  supplies and contracts.

Paragraph 3 –The Chief Financial and Investor Relations Officer shall be responsible for:

  planning, raising and allocating financial resources;
  control department;
  accounting;
  investor relations;
  operations in the capital markets and other financial operations;
  indebtedness control;
  corporate governance;
  costs and tariffs;
  participating in the Regulatory Affairs Committee and implementing the Committee’s guidelines in the executive board, supported by the Regulatory Affairs Department.

(…)

Paragraph 5 –The Metropolitan Officer, in the metropolitan area of São Paulo, and the Regional Systems Officer, in the other areas of company operation in the State of São Paulo shall be responsible for:

  operation, maintenance and execution of works and services in the system of water supply, sewage collection and treatment, including in wholesale;
  commercial relations and customer service;
  control of the economic-financial and operational performance of its business units;
  participating in the Regulatory Affairs Committee and implementing in the respective executive boards the regulatory guidelines as defined by the Committee, supported by the Regulatory Affairs Department.
  advisement to autonomous municipalities of water supply and sanitary sewage systems;
  negotiation of concessions with holders of services; and
  negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.

(…)

CHAPTER XIII

REGULATORY AFFAIRS COMMITTEE

ARTICLE 38 – The Regulatory Affairs Committee is a joint committee composed of the chief executive officer and (1) chief financial and investor relations officer (2) metropolitan officer and (3) regional system officer, in charge of defining the guidelines, strategies and regulation recommendations for the Company and coordinating the works of the Regulatory Affairs Department, except for the Board of Directors’ authority.

Paragraph 1 – The CEO shall preside over the Committee and propose its charter to be approved by the joint committee.

Paragraph 2 – The Head of the Regulatory Affairs Department shall be the executive secretary of the Committee who shall attend the Committee’s meetings.

Paragraph 3 – This body’s resolutions shall have a binding effect, and it shall be incumbent upon the executive boards to implement them within the scope of their authority.

Paragraph 4 - the executive board not composing the joint committee shall be previously consulted about the issues involving activities under its responsibility.

ARTICLE 39 – The Regulatory Affairs Committee shall hold ordinary meetings, at least, monthly and extraordinarily, when summoned by any of its members.

(…)

ARTICLE 49 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

ARTICLE 50 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

Votes were as follows: Mrs. Fany Andrade Galkowicz, Brazilian, legally separated, bank clerk, identification document (RG) no. 328,257,801, representative of shareholder The Bank Of New York Mellon, whose power of attorney was initialed by the presiding board and recorded under no. 01, presented the following statement of vote: as to item I of the Annual General Meeting agenda, 25,479,444 votes in favor, 54,772 contrary votes and 1,941,434 absences; item II 27,445,778 votes in favor, 7,500 contrary votes and 22,372 absences; item III 27,414,952 votes in favor, 34,892 contrary votes and 25,806 absences and item IV 2,966,920 in favor, 19,892,850 contrary votes and 4,623,080 absences. As to item I of the Extraordinary General Meeting agenda, 27,187,734 votes in favor, 575,438 contrary votes and 74,274 absences. Following, Mr. Rodrigo de Mesquita Pereira, Brazilian, married, Brazilian Bar Association (OAB/SP) no. 94,005, representative of shareholders Banco Santanter Brasil S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A. and Citibank N.A., whose powers of attorney were initialed by the presiding board and recorded under no. 2, presented the statement of vote in favor of items I, II and III and a contrary vote for item IV of the Annual General Meeting’s agenda. As to item I of the Extraordinary General Meeting, he presented a statement of vote in favor of the subject; Power of attorney no. 3 presented the following statement of vote: In favor of items I, II and III of the Annual General Meeting and regarding item IV, 2 votes in favor and 15 contrary votes, namely: CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS

TOBACCO COMP DEF BENEF, DOW EMPRLOYESS PENSION PLAN, EMPLOYESS RETIREMENT SYSTEM OF TEXAS,  JF SAR GLOBAL EMERGING MARKETS FUND, NORGES BANK, QANTAS SUPERANNUAL LIMITED AS TRUSTEE FOR THE QANTAS SUPERANNUATION PLAN, RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED,STATE OF NEY MEXICO EDUCATIONAL RETIREMENT COUNCIL, STATE OF WYOMING, WYOMING STATE TREASURER, THE PUBLIC EDUCATIONAL EMPLOYEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, VANGUARD INVESTIMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANG STAR FUN, WASHINGTON STATEMENT BOARD, and 6 absences: FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMEGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND, STATE OF NEW MEXICO EDUCATION RETIREMENT BOARD, STATE OF NEW MEXICO STATE INVESTIMENT COUNCIL, STICHINTG DEPOSITARY APG EMERGING MARKETS EQUITY POOL.. As to item I of the Extraordinary General Meeting’s Agenda, all voted in favor; power of attorney no. 4 presented the following statement of vote: all in favor of item I of the Annual General Meeting’s Agenda, except for the following absences: BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, BLACKROCK INSTITUCIONAL TRUST COMPANY, NA, CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, EMERGING MARKETS INDEX FUND E, EMERGING MARKET SUDAN FREE EQUITY INDEX  FUND, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI MARKETS INDEX FUND, ISHARES PUBLIC LIMITED COMPANY and THE CIVIL SERVICE SUPERANNUATION FUND; item II 131 in favor, 1 contrary vote: CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM and 1 absence: THE CIVIL SERVICE SUPERANNUATION FUND;  item III, 131 in favor and 2 absences: CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM and THE CIVIL SERVICE SUPERANNUATION FUND , item IV 27 in favor, 84 contrary votes: ABU DHABI RETIREMENT PENSIONS AND BENEFIT FUND, ACADIAN  EMERGING MARKETS EQUITY II FUND, LLC, ADVANCED SERIES TRUST – AST J.P. MORGAN STRATEGIES OPPORTUNITIES PORTFOLIO, ASCENSION HEALTH, ASCENSION HEALTH MASTER PENSION TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH

CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES, BELLSOUTH CORPORATION RFA VEBA TRUST, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, BLACKROCK INSTITUTIONAL TRUST COMPANY, NA, BRANDES EMERGING MARKET EQUITY FUND, BRUNEI INVESTIMENT AGENCY CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CIBC EMERGING MARKETS INDEX FUND COLLEGES OF APPLIED ARTS AND TECHNOLOGY PENSION PLAN, COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF COOK COUNTY, EMERGING MARKET INDEX FUND E, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX US INDEX FUND, FORD MOTORS COMPANY DEFINED BENEFIT MASTER TRUST, FORD MOTORS COMPANY OF CANADA, LIMITED PENSION TRUST, FUTURE FUND BOARD OF GUARDIANS GMAN INVESTIMENT FUNDS TRUST, IBM DIVERSIFIELD GLOBAL EQUITY FUND, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTIMENT, IMPERIAL EMERGING ECONOMIES POOL, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI EMERGING MARKETS INDEX FUND, ISHARES PUBLIC LLIMITED COMPANY, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX FUND TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX FUND TRUST B, KAISER PERMANENTE RETIREMENT PLAN, LINCOLN VARIABLE INSURANCE PRODUCTS, LONDON LIFE INSURANCE COMPANY, MACQUARIE INVESTIMENT MANAGEMENT LTD AS RESP ENTITY FOR ARROSTREET EMERGING MARKETS F, MACQUIRIE INV MANAG LTS AS RESPONSIBLE ENTITY FOR ARROWSTREET GLOBAL EQ FU, MANAGED PENSION FUNDS LIMITED,  MINISTRY OF STRATEGY AND FINANCE, NEW ZEALAND SUPERANNUATION FUND, NORTHERN TRUST NON-UCITS COMOM CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, ROBECO CAPITAL GROWTH FUNDS, RUSSEL INVESTIMENT COMPANY PUBLIC LIMITED COMPANY, SOUTH DAKOTA RETIREMENT SYSTEM, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PQ,  SSGA ACTIVE EMERGING MARKETS SELECT SECURITIES LENDING QQIB COMMOM TRUST FU, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMOM TRUST FUND, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE OF WISCONSIN INVESTIMENT BOARD MASTER

TRUST, STATE STREET EMERGING MARKETS, STATE STREET GLOBAL ADVISORS, CAYMAN LTDA, STICHTING CUSTODY ROBECO INSTITUTIONAL,  TEACHER RETIREMENT SYSTEM OF TEXAS, THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTIMENT TRUST, THE MONETARY AUTHORITY OF SINGAPORE, THE NORTHWESTERN MUTUAL LIFE INSURANCE CO, THE PENSION RESERVES INVESTIMENT MANAGEMENT BOARD, UNIVERSITY OF WASHINGTON, UPS GROUP TRUST, VANGUARD EMERGING MARKETS STOCK MARKETS STOCK INDEX FUND,  VANGUARD FTSE ALL-WORD EX-US INDEX FUND, A SERIES, OF VANG INT EQ IN FUNDS, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INT EQ I F, WELLINGTON MANAGEMENT PORTFOLIO (LUXEMBOURG) III – DIVERSIFIED ALPHA STRATEGIES PORT, WELLINGTON TRUST COMPANY NA, WEST VIRGINIA INVESTIMET MANAGEMENT BOARD, WHEELS COMMON INVESTIMENT FUND, WSIB INVESTMEN PUBLIC EQUITIES POOLED FUND TRUST; and 22 absences: COLLEGE RETIREMENT EQUITIES FUND, FIDELITY EMERGING MARKETS FUND, FIDELITY GLOBAL DISCIPLINED EQUITY FUND, FIDELITY GLOBAL OPPORTUNITIES FUND, FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND, JOHN DEERE PENSION TRUST, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS EMERGING MARKET  EQUIY TRUST, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PYRAMIS EM MKTS COMMINGLED POOL, PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST, RAYTHEON COMPANY MASTER TRUST, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, STATE OF OREGON, THE CIVIL SERVICE SUPERANNUATION FUND,  TIAA-CREF FUNDSD – TIAA-CREF EMERGING MARKETS EQUITY FUNDS, TIAA-CREF FUNDSD – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, VARIABLE INSURANCE PRODUCTS FUND IV EMERGING MARKETS PORTFOLIO. As to item I of the Extraordinary General Meeting’s Agenda 131 votes in favor and 02 absences: CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM and THE CIVIL SERVICE SUPERANNUATION FUND. Following, Mr. Antonio Cláudio Zeituni, Brazilian, married, lawyer, Brazilian Bar Association (OAB/SP) no. 123.355, representative of shareholder Banco Fator S/A, whose power of attorney was initialed by the presiding board and recorded under no. 5, presented the statement of vote in favor of item  IV  of the Annual General Meeting’s Agenda and abstained from voting on items I, II, III of the same meeting and item I of Extraordinary General Meeting.

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, pursuant to article 130, paragraphs 1 and 2 of Law 6.404/76, was approved by unanimous vote.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further business on the agenda, the Chairman thanked the shareholders for their attendance and the Extraordinary and Annual General Meetings were adjourned for these minutes to be drawn up, which were read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions to be made. DOCUMENTS FILED at the Company's Secretariat - PPS.

São Paulo, April 28, 2011.

JERÔNIMO ANTUNES
Chairman
RENATO KENJI HIGA Representative of the São Paulo State Finance Department

MARLI SOARES DA COSTA Secretary	MARIALVE DE SOUSA MARTINS
Secretary

FANY ANDRADE GALKOWICZ

RODRIGO DE MESQUITA PEREIRA

ANTONIO CLÁUDIO ZEITUNI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 12, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.